                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                  SCHEDULE 13D




                   Under the Securities Exchange Act of 1934

                           (Amendment No. ________)*


                             AEROSONIC CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, par value $.40
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   0080 15307
                  ---------------------------------------
                                 (CUSIP Number)

    J. Mervyn Nabors, 1212 North Hercules Avenue, Clearwater, Florida 34625
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 23, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box. []

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                        13D
      CUSIP No. 0080 15307                             Page    2    of    6     Pages
                -------------                               -------    -------
      1
                NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            J. Mervyn Nabors and J. Mervyn Nabors d/b/a JenTrust
                            ###-##-####


      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) []
                                                                                                                  (b) []


      3         SEC USE ONLY




      4         SOURCE OF FUNDS*
                       (See Item 3)


      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               []


      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States



                 7   SOLE VOTING POWER
                           1,290,900


   NUMBER OF
    SHARES       8   SHARED VOTING POWER
 BENEFICIALLY               25,000
   OWNED BY
     EACH
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON                 1,290,900
     WITH


                10   SHARED DISPOSITIVE POWER
                            25,000


      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,290,900


      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [X]
                  Amount reported in row 11 excludes 25,000 shares of the common stock of
                  Aerosonic Corporation owned by the wife of J. Mervyn Nabors.  J. Mervyn
                  Nabors hereby expressly disclaims any beneficial ownership of such 25,000 shares, and no statement contained herein shall be construed as an admission that J. Mervyn Nabors is the beneficial owner of such 25,000 shares.

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         33.9%


       14  TYPE OF REPORTING PERSON*
                         IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.40 per share, of Aerosonic Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1212 North Hercules Avenue, Clearwater, Florida 34625.

Item 2.   Identity and Background.

J. Mervyn Nabors

          (a)       This statement is filed on behalf of J. Mervyn Nabors.

          (b) The business address of J. Mervyn Nabors is 1212 North Hercules Avenue, Clearwater, Florida 34625.

          (c) J. Mervyn Nabors is the Chairman of the Board, President and Chief Executive Officer of the Issuer. The Issuer is engaged in two dominant industry segments, the manufacture of aircraft instruments and the manufacture of ordnance products. Ordnance products consist of military products as well as truck and automotive parts. The address of the Issuer is 1212 North Hercules Avenue, Clearwater, Florida 34625.

          (d) J. Mervyn Nabors has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) J. Mervyn Nabors has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he became subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or in which any violation with respect to such laws was found.

          (f) J. Mervyn Nabors is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to the Stock Purchase Agreement dated May 23, 1996 (the "Stock Purchase Agreement"), by and between J. Mervyn Nabors and Miriam Frank and Seymour B. Frank, as Trustees of the Herbert J. Frank Revocable Trust (the "Revocable Trust"), J. Mervyn Nabors purchased in a private transaction 1,087,000 shares of common stock of the Issuer (the "Shares") from the Revocable Trust for an aggregate consideration of $2,174,000 (the "Aggregate Consideration"), or $2.00 per share of such


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          common stock.  In the Stock Purchase Agreement, J. Mervyn Nabors agreed to enter into a promissory note for a principal amount equal to the Aggregate Consideration (the "Note"). Principal and interest payments will be due monthly under the Note, with interest at six percent (6%) per annum for sixty months. The Note is secured by a pledge of the Shares.

          Prior to the acquisition of the Shares, J. Mervyn Nabors directly owned 183,900 shares of the common stock of the Issuer and was the sole trustee of the J. Mervyn Nabors d/b/a JenTrust. The J. Mervyn Nabors d/b/a JenTrust directly owned, and as of the date hereof owns, 20,000 shares of the common stock of the Issuer. J. Mervyn Nabors has sole voting and dispositive power with respect to the 20,000 shares of the common stock of the Issuer owned by the J. Mervyn Nabors d/b/a JenTrust.

          Of the 203,900 shares owned by J. Mervyn Nabors and the J. Mervyn Nabors d/b/a JenTrust prior to the acquisition reported on this statement, 133,900 were acquired by J. Mervyn Nabors on May 26, 1995 for an aggregate consideration of $284,537.50. Prior to these acquisitions, J. Mervyn Nabors owned 70,000 shares of the common stock of the Issuer. Such 70,000 shares of the common stock of the Issuer were acquired by J. Mervyn Nabors for an aggregate consideration of $45,000.

Item 4.   Purpose of Transaction.

          J. Mervyn Nabors is the Chairman of the Board, President and Chief Executive Officer of the Issuer, and in such capacities, participates in the decisions made by the board of directors of the Issuer in the course of the business of the Issuer. Except as may arise in such capacities, J. Mervyn Nabors has no present plan to (a) acquire additional securities of the Issuer or to dispose of securities of the Issuer, except as stated in the final sentence of this item 4;
          (b) effect an extraordinary corporate transaction; (c) sell or transfer a material amount of the assets of the Issuer; (d) change the present board of directors or management of the Issuer; (e) change the present capitalization or dividend policy of the Issuer;
          (f) make any material change in the Issuer's business or corporate structure; (g) change the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) take any action similar to any of those enumerated above. To the extent that additional shares of the common stock of the Issuer become available for purchase from the Revocable Trust, J. Mervyn Nabors may purchase all or a portion of such shares.





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Item 5.   Interest in Securities of the Issuer.

          J. Mervyn Nabors directly owns 1,270,900 shares of the common stock of the Issuer, and has the sole power to vote, dispose of or direct the disposition of all of such shares. In addition, the J. Mervyn Nabors d/b/a JenTrust directly owns 20,000 shares of the common stock of the Issuer. J. Mervyn Nabors is the sole trustee of such trust and has the sole voting and dispositive power of all shares of the common stock of the Issuer owned by such trust. On May 24, 1996, J. Mervyn Nabors acquired 1,087,000 shares of the common stock of the Issuer as described in Item 3 above. The wife of J. Mervyn Nabors directly owns 25,000 shares of the common stock of the Issuer. J. Mervyn Nabors hereby expressly disclaims any beneficial ownership of such 25,000 shares, and no statement contained herein shall be construed as an admission that J. Mervyn Nabors is the beneficial owner of such 25,000 shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          As stated in Item 3 above, J. Mervyn Nabors acquired 1,087,000 shares of the common stock of the Issuer pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement provides that the Aggregate Consideration payable for the Shares is to be paid pursuant to the terms of the Note. The Stock Purchase Agreement also provides that the Shares will be pledged to secure the obligations to be reflected in the Note. A form of the Stock Purchase Agreement is filed herewith as Exhibit 1 to this Schedule 13D.


Item 7.   Material to be Filed as Exhibits.

          (1) Form of Stock Purchase Agreement dated May 23, 1996, by and between J. Mervyn Nabors and Miriam Frank and Seymour B. Frank, as Trustees of the Herbert J. Frank Revocable Trust.





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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATE:  May 31, 1996                           /s/ J. Mervyn Nabors
                                        -----------------------------------
                                                  J. Mervyn Nabors





                                     6 of 6
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                                                                       EXHIBIT 1

                                    FORM OF

                            STOCK PURCHASE AGREEMENT


       THIS AGREEMENT made and entered into this 23rd day of May, 1996, by and between J. MERVYN NABORS, "Purchaser," and MIRIAM FRANK and SEYMOUR B. FRANK, as Trustees of the Herbert J. Frank Revocable Trust,

                              W I T N E S S E T H:

       Whereas, Herbert J. Frank established a Revocable Trust Agreement dated July 8, 1988, naming Miriam Frank and Seymour B. Frank as Trustees in the event of the death of Herbert J. Frank, and,

       WHEREAS, Herbert J. Frank passed away on April 18, 1996, after having funded the Trust with One Million Eighty-seven Thousand (1,087,000) shares of common stock in Aerosonic Corporation; and,

       WHEREAS, the Trust has a duty and an obligation to provide income to Miriam Frank and to maintain her standard of living at the level to which she previously enjoyed prior to the death of Herbert J. Frank; and,

       WHEREAS, the Aerosonic Corporation stock has not increased in value, nor has it produced any income or dividend in recent history; and,

       WHEREAS, J. Mervyn Nabors has agreed to purchase One Million Eighty-seven Thousand (1,087,000) shares of Aerosonic Corporation stock at Two and No/100 Dollars ($2.00) per share which is approximately twenty-five percent (25%) greater than the current open market trading price on the stock provided, however, that he can purchase the stock upon terms over a five year period; and,

       WHEREAS, the Trustees believe it is in the best interests of the beneficiaries that this agreement be entered into to bring income in to fulfill the duties and responsibilities of the Trust;

       NOW THEREFORE, for Ten and No/100 Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the above parties agree as follows:

       1. The representations outlined above are true and correct.
       2. The Purchaser agrees to purchase and the Trustees agree to sell
One Million Eighty-seven Thousand (1,087,000) shares of Aerosonic
Corporation stock held by the Trust to the Purchaser at Two and No/100 Dollars ($2.00) per share for a total sum of Two Million One Hundred Seventy-four Thousand and No/100 Dollars ($2,174,000.00). The stock





                                       1
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will be paid for by promissory note payable at six percent (6%) interest, per annum, amortized over five (5) years. Payments will be made monthly in the amount of Forty-two Thousand Twenty-nine and 51/100 Dollars ($42,029.51), which shall include principal and interest. The promissory note shall be secured by the stock through appropriate documentation whether it be a security agreement or legend on the stock.

       3. Nothing contained within the promissory note, security agreement, stock purchase agreement, or otherwise, shall impair the voting rights of the stock which will lie totally with the Purchaser.

       4. There shall be no prepayment penalty should the Purchaser decide to retire the promissory note prior to its full amortization.

       5. If any action is brought to enforce any term of this Agreement, the prevailing party in such action, whether Purchaser or Seller, shall be entitled to recover its reasonable attorneys' fees (including paralegals' fees), plus costs, from the nonprevailing party whether at trial or on appeal. Any action brought to enforce the terms of this Agreement shall be brought in the appropriate court of the State of Florida, County of Pinellas.

       6. The validity and construction of this Agreement shall be governed by the laws of the State of Florida.

       7. This Agreement shall inure to the benefit of and bind the respective successors, heirs, beneficiaries, and permitted assigns of the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement or their respective successors, heirs, beneficiaries, or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein, it being the intention of the parties to this Agreement that this Agreement shall be for the sole and exclusive benefit of the parties to this Agreement and their successors, heirs, beneficiaries, and assigns and not for the benefit of any other person.





                                       2
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          IN WITNESS WHEREOF, the parties hereto have set their hands and seal the date first written above.

In the Presence Of:



- -------------------------               -----------------------------------
                                        J. Mervyn Nabors, Purchaser



- -------------------------
As to Purchaser



- -------------------------               -----------------------------------
                                        Miriam Frank, as Trustee of the
                                          Herbert J. Frank Revocable Trust

- -------------------------
As to M. Frank



- -------------------------               -----------------------------------
                                        Seymour B. Frank, as Trustee of the
                                          Herbert J. Frank Revocable Trust

- -------------------------
As to S. Frank





                                       3
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STATE OF FLORIDA
COUNTY OF PINELLAS

     I HEREBY CERTIFY, that on this day personally appeared before me, an officer duly authorized to administer oaths and take acknowledgements, J. MERVYN NABORS, to me personally known or who has produced ___________ as identification, and known to me to be the individual described in and who executed the foregoing Agreement and acknowledged before me that he executed the same for the purposes therein expressed.

     WITNESS my hand and official seal at Clearwater, said County and State, this 23rd day of May, 1996.



                                        -----------------------------------
                                        Notary Public



                                        -----------------------------------
                                        Print Name
                                        My Commission Expires:


STATE OF FLORIDA
COUNTY OF PINELLAS

     I HEREBY CERTIFY, that on this day personally appeared before me, an officer duly authorized to administer oaths and take acknowledgements, MIRIAM FRANK, to me personally known or who has produced ___________ as identification, and known to me to be the individual described in and who executed the foregoing Agreement and acknowledged before me that she executed the same for the purposes therein expressed.

     WITNESS my hand and official seal at Clearwater, said County and State, this 23rd day of May, 1996.



                                        -----------------------------------
                                        Notary Public



                                        -----------------------------------
                                        Print Name
                                        My Commission Expires:





                                       4
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STATE OF FLORIDA
COUNTY OF PINELLAS

     I HEREBY CERTIFY, that on this day personally appeared before me, an officer duly authorized to administer oaths and take acknowledgements, SEYMOUR
B. FRANK, to me personally known or who has produced ___________ as identification, and known to me to be the individual described in and who executed the foregoing Agreement and acknowledged before me that he executed the same for the purposes therein expressed.

     WITNESS my hand and official seal at Clearwater, said County and State, this 23rd day of May, 1996.



                                        -----------------------------------
                                        Notary Public



                                        -----------------------------------
                                        Print Name
                                        My Commission Expires:





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